UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM F-X

                  APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                AND UNDERTAKING


A.   Name of issuer or person filing ("Filer"):

                     COMPUTERSHARE TRUST COMPANY OF CANADA

B.   This is [check one]:

     [X] an original filing for the Filer.

     [ ] an amended filing for the Filer.

C.   Identify the filing in conjunction with which this form is being filed:

     Name of registrant:              TELUS CORPORATION

     Form type:                       Registration Statement on Form F-10

     File number (if known):          333-127577

     Filed by:                        TELUS CORPORATION

     Date filed (if filed
     concurrently, so indicate):      August 16, 2005, concurrently herewith


D.   The Filer is incorporated or organized under the laws of

                                    Canada

     and has its principal place of business at

                                    710, 530-8th Avenue S.W.
                                    Calgary, Alberta, Canada T2P 3S8


E. The Filer designates and appoints Computershare Trust Company, Inc. (the "Agent"), located at:

                                    10239 West Alameda Parkway
                                    #Z2
                                    Lakewood, CO 80228

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered on Form F-10 on August 16, 2005, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

     The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.


     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, this 15th day of August, 2005.


Filer:   COMPUTERSHARE TRUST COMPANY OF CANADA


                                          By: /s/ Marilyne Paynter
                                              --------------------
                                              Name:  Marilyne Paynter
                                              Title: Relationship Manager


                                          By:  /s/ Nazim Nathoo
                                               -------------------
                                               Name:  Nazim Nathoo
                                               Title: Relationship Manager


     This statement has been signed by the following person in the capacity indicated on August 15, 2005.


                                          COMPUTERSHARE TRUST COMPANY, INC.
                                          as Agent for Service of Process for
                                          COMPUTERSHARE TRUST COMPANY OF CANADA


                                           By: /s/  John M. Wahl
                                               -----------------
                                               Name:  John M. Wahl
                                               Title: Corporate Trust Officer


                                           By: /s/  Kellie Gwinn
                                               -----------------
                                               Name:  Kellie Gwinn
                                               Title: Vice President